Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-239038 and 333-262317

Prospectus Supplement To Prospectus dated March 1, 2022

United Mexican States

U.S.$2,203,576,000 4.875% Global Notes due 2033

The 4.875% Global Notes due 2033 (the “notes”) will mature on May 19, 2033. Mexico will pay interest on the notes on May 19 and November 19 of each year, commencing November 19, 2022. Mexico may redeem the notes, in whole or in part, before maturity on the terms described herein. The notes will not be entitled to the benefit of any sinking or similar fund.

The notes will be issued under an indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 15 of the accompanying prospectus dated March 1, 2022, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange (the “Euro MTF”). Application will also be made to the London Stock Exchange plc (the “London Stock Exchange”) for the notes to be admitted to trading on the London Stock Exchange’s International Securities Market (the “ISM”) and the London Stock Exchange’s Sustainable Bond Market (the “SBM”). No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Neither the Euro MTF nor the ISM is a regulated market for the purposes of Directive 2014/65/EU on markets in financial instruments (as amended, “MiFID II”) or Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”). The ISM is a market designated for professional investors. Securities admitted to trading on the ISM are not admitted to the Official List of the UK Listing Authority. The London Stock Exchange has not approved or verified the contents of this prospectus supplement.

Section 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) Notification

The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018).

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors that qualify as accredited or institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational and statistical purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discount		Proceeds to Mexico, before expenses(1)
Per note		98.123%		0.170%		97.953%
Total	U.S.$	2,162,214,878	U.S.$	3,746,079	U.S.$	2,158,468,799

(1)	Plus accrued interest, if any, from August 19, 2022 to the date of settlement, which is expected to be August 19, 2022.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about August 19, 2022.

Some of the notes will be offered and sold in transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S thereunder, and this prospectus supplement may be used in connection with such offers and sales.

Joint Bookrunners

BBVA	Goldman Sachs & Co. LLC	J.P. Morgan	Natixis

August 8, 2022

Prospectus Supplement

Prospectus

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated March 1, 2022, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than the United States of America. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations, and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in this prospectus supplement and in the accompanying prospectus.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices, measures restricting exports and imports, and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners or restrictions on trade could lead to fewer exports and availability of foreign currencies to service debt. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, including portfolio investment in particular.

•

Adverse domestic factors, such as the implementation of legislation impacting foreign investment, domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

•	Global or national health considerations, including the outbreak of pandemic or contagious disease, such as the ongoing coronavirus (“COVID-19”) pandemic.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	U.S.$2,203,576,000

Issue Price	98.123%, plus accrued interest, if any, from August 19, 2022

Issue Date	August 19, 2022

Maturity Date	May 19, 2033

Specified Currency	U.S. dollars (U.S.$)

Authorized Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Form	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

Interest Rate	4.875% per annum, accruing from August 19, 2022

Interest Payment Date	Semi-annually on May 19 and November 19 of each year, commencing on November 19, 2022

Regular Record Date	Close of business on the Business Day preceding the applicable Interest Payment Date

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption

Prior to February 19, 2033 (three months prior to their maturity date) (the “notes Par Call Date”), Mexico may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the notes Par Call Date, Mexico may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico as described below under “Description of the Notes—Optional Redemption.”

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity date of the notes.

Use of Proceeds	Mexico intends to use the net proceeds from the sale of the notes to retire outstanding indebtedness of Mexico, pursuant to the Switch Tender Offer (as defined below) and the redemption of part or all of its 2025 notes (as defined below), and for the general purposes of the Government of Mexico.

Eligible Sustainable Expenditures	Mexico has published a framework (the “SDG Sovereign Bond Framework”) for the issuance of bonds (“SDG Sovereign Bonds”) that is aligned with the United Nations’ SDGs (as defined below). The SDG Sovereign Bond Framework is aligned with the International Capital Market Association’s (“ICMA”) Green Bond Principles, Social Bond Principles and Sustainability Bond Guidelines, each updated as of June 2021. Mexico intends to expend an amount equal to the proceeds from the sale of the notes to fund budgetary programs that qualify as eligible expenditures under the SDG Sovereign Bond Framework and that are included in Mexico’s federal budget for the fiscal year 2022. For further information, see “Use of Proceeds.”

Underwriters	BBVA Securities Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Natixis Securities Americas LLC

Listing	Application will be made to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes. Application will also be made to the London Stock Exchange for the notes to be admitted to trading on its ISM and its SBM. The ISM is not a regulated market for the purposes of MiFID II or UK MiFIR. No assurances can be given by Mexico that such applications will be approved or that such listings will be maintained.

Securities Codes

ISIN:	US91087BAT70

CUSIP:	91087B AT7

Trustee, Principal Paying Agent, Transfer Agent and Registrar	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	Banque Internationale à Luxembourg S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. Under Mexican law, Mexico is not required to make any such withholding or deduction. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus.

Taxation	Payments of principal or interest under the notes made to holders of such notes that are non-resident of Mexico for tax purposes will not be subject to Mexican withholding or similar taxes.

Further Issues	Mexico may from time to time, without the consent of holders of the notes, increase the size of the issue of the notes, or issue additional notes having the same terms and conditions as the notes in all respects, except for the issue date, issue price and first payment on those additional notes. Additional notes issued in this manner will be consolidated and form a single series with the previously outstanding notes. Any additional notes subsequently issued that for U.S. federal income tax purposes (i) are not issued pursuant to a “qualified reopening” of the notes, (ii) are not treated as part of the same “issue” as the notes, and (iii) have greater than a de minimis amount of original issue discount shall have a separate CUSIP, ISIN or other identifying number from the previously outstanding notes.

Payment of Principal and Interest	Principal of and interest on the notes will be payable by Mexico to the Principal Paying Agent in U.S. dollars.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the laws of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 15 of the accompanying prospectus dated March 1, 2022.

Conflicts of Interest	As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of Goldman Sachs & Co. LLC may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

Stabilization	In connection with the issuance of the notes, the underwriters or any person acting for the underwriters may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of any of the underwriters or any agent of the underwriters to do this. Any such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

RISK FACTORS

The following risk factor supplements the information contained under “Risk Factors” in the accompanying prospectus. You should consult your financial and legal advisors about the risks of investing in the debt securities and the suitability of your investment in light of your particular situation. Mexico disclaims any responsibility for advising you on these matters.

There can be no assurances that Mexico’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies.

Mexico’s long-term public external indebtedness was downgraded in the spring of 2020 by each of the three major credit rating agencies. On May 17, 2022, Fitch affirmed its BBB- rating with a stable outlook, on July 6, 2022, S&P affirmed its BBB rating and revised its outlook to stable, and on July 8, 2022, Moody’s downgraded its rating to Baa2 from Baa1 and revised its outlook to stable.

Ratings address the creditworthiness of Mexico and the likelihood of timely payment of Mexico’s long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Mexico’s current ratings and the rating outlooks currently assigned to it depend, in part, on economic conditions and other factors that affect credit risk and are outside the control of Mexico, as well as assessments of the creditworthiness of its productive state-owned enterprises. Certain ratings agencies may also downgrade the credit ratings of Petróleos Mexicanos (PEMEX), a productive state enterprise of Mexico (empresa productiva del estado), as they have in the past, and their assessment of PEMEX’s creditworthiness may affect Mexico’s credit ratings.

There can be no assurances that Mexico’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the trading of the notes.

Changes in the interest rate environment could adversely impact the trading price of the notes.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment.

If interest rates, or expected future interest rates, rise during the terms of the notes, the price of the notes will likely decrease. The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the trading price of the notes. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

There can be no assurances that Mexico will make disbursements for projects with the specific characteristics described in the “Use of Proceeds” section in an amount equal to the proceeds from the sale of the notes.

The examples of projects provided in the “Use of Proceeds” section of this prospectus supplement and the SDG Sovereign Bond Framework are for illustrative purposes only, and no assurance can be provided that Mexico will make disbursements for projects with these specific characteristics in an amount equal to the proceeds from the sale of the notes. There can be no assurance that any projects will meet investor expectations regarding social performance. In addition, there is currently no market consensus on what precise attributes are required for a particular project or series of notes to be defined as “social” or “sustainable” and therefore no assurance can be provided to investors that selected projects will meet all investor expectations regarding social performance. Furthermore, no assurance is given that the notes will satisfy, in whole or in part, any present or future taxonomies, standards and/or other regulatory or index inclusion criteria or voluntary guidelines with which an investor or its investments may be expected to comply, including but not limited to the taxonomy established pursuant to Regulation (EU) 2020/852 of the European Parliament and of the Council of June 18, 2020 on the establishment of a framework to facilitate sustainable investment or any European Union Green Bond Standard. Adverse social impacts may occur during the design, construction and operation of the projects, or the projects may be subject to controversy or to criticism by activist groups or other stakeholders.

No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any opinion or certification of any third party (whether or not solicited by Mexico) in connection with the SDG Sovereign Bond Framework or the notes. No such opinion or certification is, nor should it be deemed to be, a recommendation by Mexico, any underwriter or any other person to buy, sell or hold any notes. For the avoidance of doubt, no such opinion or certification is, nor shall it be deemed to be, incorporated into this prospectus supplement.

Although the SDG Sovereign Bond Framework contemplates certain practices with respect to reporting and use of proceeds, any failure by Mexico to conform to these practices does not constitute or give rise to a breach or an event of default under the notes. Any failure by Mexico to use an amount equivalent to the net proceeds from the issuance of the notes as set forth in the SDG Sovereign Bond Framework, or to meet or continue to meet the investment requirements of socially focused investors with respect to the notes, or any withdrawal or modification of any third party opinion or certification, may affect the value of the notes and may have consequences for certain investors with portfolio mandates to invest in “social” or “sustainable” assets.

None of the underwriters is responsible for the ongoing monitoring of the use of the proceeds of the notes or Mexico’s expenditures, including Mexico’s budgetary expenditures to fund certain projects as provided in the “Use of Proceeds” section of this prospectus supplement.

The COVID-19 pandemic has adversely affected Mexico’s economy, and will likely continue to have a material impact.

The COVID-19 pandemic, and public health measures to mitigate it, have had and will likely continue to have a material adverse impact on the economy in Mexico and around the world. The scope, magnitude and duration of the impact on Mexico cannot yet be determined.

The Mexican government has taken extensive steps designed to mitigate the spread of the disease and its impact on public health. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2021, filed on June 8, 2022, as amended by the Form 18-K/A filed on August 8, 2022. It is highly uncertain how long and in what form the measures taken will remain in effect. In addition, we cannot predict the evolution of the disease in Mexico, including the impact of newly identified variants, nor any additional restrictions that might need to be imposed. The actual death count is likely to exceed official estimates.

These public-health measures, and the consequences of similar measures in other countries, have had, and continue to have, material adverse effects on economic activity in Mexico. In addition, the COVID-19 crisis contributed to more volatile world prices for oil and gas, which affected the Mexican economy and the financial condition of PEMEX, as well as caused supply chain disruptions, leading to rising inflation. The Mexican government and Banco de México have announced steps designed to address these adverse economic impacts, and they may take additional steps in the future. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2021, filed on June 8, 2022, as amended by the Form 18-K/A filed on August 8, 2022.

The impact of these matters on key measures of economic performance remains highly uncertain. Since March 2020, interest rates and inflation have been volatile and uncertain, and the value of the Mexican peso declined before stabilizing towards the end of 2020. See Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2021, filed on June 8, 2022, as amended by the Form 18-K/A filed on August 8, 2022. There have been adverse impacts on economic activity (including a decrease in GDP), employment, foreign investment and international trade, among other areas. These adverse impacts are likely to continue, and they could adversely affect the balance of payments, international reserves and public finance. While the duration of these effects remains highly uncertain, their nature and magnitude are likely to be material and adverse.

Geopolitical developments, such as the conflict between Russia and Ukraine, could have a material adverse effect on Mexico’s economy and its ability to raise funding in the external debt markets in the future.

The Russia-Ukraine conflict has contributed to the upward pressure to global prices for certain commodities, including oil and gas, and affected conditions in the international capital markets. While the full extent of the impact of the conflict remains to be seen as of the date of this prospectus supplement, the effects of the conflict could materially affect the performance of the Mexican economy, and, as a result, negatively affect Mexico’s ability to raise funding in the external debt markets in the future.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$2,158,168,799, after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$300,000. Mexico intends to use the net proceeds of the sale of the notes,

i.

in part, for refinancing, repurchase or retirement of domestic and/or external indebtedness of Mexico from time to time, including to pay the purchase price for certain outstanding notes of Mexico, which Mexico may purchase pursuant to a tender offer (the “Switch Tender Offer”), on the terms and subject to the conditions set forth in the offer to purchase, dated August 8, 2022 (the “Offer to Purchase”);

ii.	in part, toward the payment of the redemption price for part or all of its U.S. dollar-denominated 3.600% Global Notes due 2025 (the “2025 notes”); and

iii.	in part, for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of its domestic and external indebtedness.

The underwriters of this offering are acting as joint dealer managers for the Switch Tender Offer. The outstanding principal amount of the 2025 notes, which are scheduled to mature on January 30, 2025, is U.S.$1,716,654,000. Mexico plans to give a notice of redemption of part or all of the 2025 notes pursuant to their terms promptly following the settlement of the offering of the notes. None of the underwriters shall have any responsibility for the application of the net proceeds of the notes.

Eligible Sustainable Expenditures

Mexico has published the SDG Sovereign Bond Framework for the issuance of SDG Sovereign Bonds as part of its commitment to implementing the United Nations Sustainable Development Goals set by the United Nations General Assembly in 2015 for the year 2030 (the “SDGs”). The SDG Sovereign Bond Framework is aligned with the ICMA’s Green Bond Principles, Social Bond Principles and Sustainability Bond Guidelines, each updated as of June 2021. Mexico intends to expend an amount of budgetary resources equal to the proceeds from the sale of the notes to fund budgetary programs that qualify as eligible expenditures under the SDG Sovereign Bond Framework (referred to below as eligible SDG expenditures) and that are included in Mexico’s Presupuesto de Egresos de la Federación (the “Federal Expenditure Budget” or “PEF”) for the fiscal year 2022.

Eligible SDG expenditures are aligned with certain SDGs, as set forth in the SDG Sovereign Bond Framework. The eligible SDG expenditures for this transaction, as provided in the 2022 PEF, may include tax expenditures (subsidies and tax exemptions), operational expenditures, investments in real assets, maintenance costs for public infrastructure, intangible assets and capital transfers to public or private entities, in one or more of the following categories, among others: health care, employment, education, sustainable infrastructure and rural development, agriculture, management of water and sanitation, environmental protection and sustainable energy. Under the SDG Sovereign Bond Framework, social budgetary programs that qualify as eligible SDG expenditures target end-beneficiaries in vulnerable population groups, including those in extreme poverty, the indigenous population, the elderly and children.

Pursuant to the SDG Sovereign Bond Framework, Mexico has established a policy to publish: (i) annual allocation reports providing a description of the eligible SDG expenditures undertaken and the amount of budgetary resources allocated to each eligible SDG expenditure until the amount of budgetary resources expended on eligible SDG expenditures equals the total amount of net proceeds from SDG Sovereign Bonds and (ii) an annual impact report on the expected social and environmental benefits, as applicable, of the selected eligible SDG expenditures for as long as any SDG Sovereign Bond is outstanding. This reporting policy is not a contractual obligation of Mexico, and Mexico may decide to change its reporting policy or not comply with the policy at any time. If Mexico does provide such reports, they will be published on a designated page of the Secretaría de Hacienda y Crédito Público’s website.

The SDG Sovereign Bond Framework and any practices contemplated thereunder are not incorporated into this prospectus supplement or the terms of the notes. They do not establish enforceable contractual obligations of Mexico.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, as amended by a first supplemental indenture, dated January 24, 2022, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes, the indenture and the first supplemental indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture, the first supplemental indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the notes

The notes will:

•	be issued on or about August 19, 2022 in an aggregate principal amount of U.S.$2,203,576,000;

•	mature on May 19, 2033;

•

bear interest at a rate of 4.875% per year, commencing on August 19, 2022 and ending on the maturity date. Interest on the notes will be payable semi-annually on May 19 and November 19 of each year, commencing on November 19, 2022;

•	pay interest to the persons in whose names the notes in the form of global securities are registered at the close of business on the business day preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•

rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•	be redeemable before maturity at the option of Mexico as described below under “—Optional Redemption”;

•	not be repayable at the option of the holder before maturity; and

•

contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Optional Redemption

Prior to February 19, 2033 (three months prior to their maturity date) (the “notes Par Call Date”), Mexico may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the notes Par Call Date, Mexico may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” for this purpose means, with respect to any redemption date, the yield determined by Mexico in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Mexico after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, Mexico shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the notes Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the notes Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, Mexico shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the notes Par Call Date, as applicable. If there is no United States Treasury security maturing on the notes Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the notes Par Call Date, one with a maturity date preceding the notes Par Call Date and one with a maturity date following the notes Par Call Date, Mexico shall select the United States Treasury security with a maturity date preceding the notes Par Call Date. If there are two or more United States Treasury securities maturing on the notes Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, Mexico shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Mexico’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems appropriate and fair and in accordance with applicable depositary procedures. No notes of a principal amount of $1,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes are held by DTC (or another depositary), the redemption of the notes shall be done in accordance with the policies and procedures of the depositary.

Unless Mexico defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

TAXATION

United States Federal Taxation

For a summary of the U.S. federal income tax considerations at the date hereof with respect to the acquisition, ownership and disposition of the notes, please review the section entitled “Taxation—United States Federal Taxation” in the accompanying prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2021 (the 2021 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2021 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Pandemic

According to the Secretaría de Salud (Ministry of Health), through August 4, 2022, Mexico had 7,135,030 officially estimated cases of the coronavirus (SARS-CoV2 or COVID-19), of which an estimated 342,074 were fatal. See “United Mexican States—COVID-19 Pandemic” in the 2021 Form 18-K for more information on the measures taken by the Government and the impact of the COVID-19 pandemic.

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1– Party Representation in Congress (1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	60	46.9	200	40.0
National Action Party	21	16.4	114	22.8
Institutional Revolutionary Party	13	10.2	70	14.0
Citizen Movement Party	11	8.6	25	5.0
Ecological Green Party of Mexico	6	4.7	40	8.0
Labor Party	5	3.9	36	7.2
Social Encounter Party	4	3.1	0	0.0
Democratic Revolution Party	3	2.3	15	3.0
Unaffiliated	5	3.9	0	0.0
Total	128	100%	500	100.0%

Note: Percentages may not total due to rounding. Individual members of Congress may change party affiliations.

(1)	As of August 5, 2022.

Source: Senate and Chamber of Deputies.

Anti-Corruption

On May 13, 2022, the Secretaría de la Función Pública (Ministry of Public Administration) and the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection against Sanitary Risks, or COFEPRIS) presented the Estrategia Nacional de Buen Gobierno en el Sistema Federal Sanitario (National Strategy for Good Governance in the Federal Health System), which aims to prevent corruption, increase accountability and promote integrity in public healthcare through standardizing tools, operating mechanisms and reporting procedures. COFEPRIS will supervise the implementation of the strategy.

Foreign Affairs, International Organizations and International Economic Cooperation

On May 31, 2022, the World Bank approved a U.S.$700 million transaction to support inclusive and sustainable economic growth in Mexico, including to promote a new simplified tax regime, develop financial support mechanisms in the event of natural disasters, expand coverage and quality of financial services and improve market regulations regarding digital payment systems.

On June 9, 2022, Mexico announced that it intends to join the Americas Partnership for Economic Prosperity, a partnership focused on promoting economic growth, reducing inequality across the region, protecting vulnerable segments of the population, creating well-remunerated jobs and addressing climate change.

Environment

On June 9, 2022, Canada, Chile, Colombia, Costa Rica, Ecuador, Panama, Peru, Mexico and the United States signed the Americas for the Protection of the Ocean Declaration. The declaration aims to promote cooperation and collaboration among the signatories with respect to protecting and conserving marine environmental and ecological systems.

THE ECONOMY

Gross Domestic Product

While preliminary data is not yet available, Mexico estimates that GDP increased by 1.9% during the second quarter of 2022 as compared to the second quarter of 2021. The following tables set forth the composition of Mexico’s real GDP by expenditure component, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures (In Billions of Pesos) (1)

	First quarter(2)
	2021(3)		2022(3)
GDP	Ps.	17,382.3	Ps.	17,701.1
Add: Imports of goods and services		6,387.6		6,756.9

Total supply of goods and services		23,769.9		24,458.0
Less: Exports of goods and services		6,389.5		7,034.2

Total goods and services available for domestic expenditure	Ps.	17,380.4	Ps.	17,423.8
Allocation of total goods and services:
Private consumption		11,619.2		12,452.9
Public consumption		2,168.9		2,186.4

Total consumption		13,788.1		14,639.3

Total gross fixed investment		3,158.0		3,334.5

Changes in inventory		101.0		89.7

Total domestic expenditures	Ps.	17,047.1	Ps.	18,063.5

Errors and Omissions		333.3		(639.7)

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. First quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures (As a Percentage of Total GDP)

	First quarter
	2021(1)	2022 (1)
GDP	100.0%	100.0%
Add: Imports of goods and services	36.7	38.2

Total supply of goods and services	136.7	138.2
Less: Exports of goods and services	36.8	39.7

Total goods and services available for domestic expenditures	100.0%	98.4%
Allocation of total goods and services:
Private consumption	66.8%	70.4%
Public consumption	12.5	12.4

Total consumption	79.3	82.7
Total gross fixed investment	18.2	18.8
Changes in inventory	0.6	0.5

Total domestic expenditures	98.1%	102.0%

Errors and Omissions	1.9%	(3.6)%

Note: Percentages may not total due to rounding.

(1)	Preliminary figures.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 3.3% as of June 30, 2022, a 0.4 percentage point increase from the rate as of March 31, 2022. As of June 30, 2022, the economically active population in Mexico fifteen years of age and older was 59.8 million. As of August 5, 2022, the minimum wages were Ps. 260.34 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 172.87 per day for the rest of Mexico, an increase of 22%, respectively, from the applicable minimum wages in effect from January 1, 2021 to December 31, 2021. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2021 Form 18-K.

Principal Sectors of the Economy

Petroleum and Petrochemicals

On May 31, 2022, Petróleos Mexicanos (PEMEX) launched an invoice refinancing liability management transaction for approximately U.S.$2.0 billion under which certain suppliers and contractors were given the opportunity to exchange outstanding invoices due from PEMEX and its productive subsidiaries for global 8.750% notes due 2029 issued by PEMEX. In addition, the suppliers and contractors participating in the transaction were given the opportunity to participate in a remarketing process pursuant to which the notes were offered to the market through a Rule 144A/Regulation S offering. Through July 31, 2022, approximately U.S.$1.8 billion principal amount of the notes were sold to the market in the remarketing process, and the balance of the notes remains held by the suppliers and contractors.

On July 1, 2022, the Secretaría de Energía (Ministry of Energy) opened the Olmeca refinery in Dos Bocas, Veracruz, for test work, with the site expected to process 340,000 barrels of crude oil per day, producing 170,000 barrels of gasoline per day and 120,000 barrels of low-sulfur diesel per day.

Electric Power

On June 9, 2022, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) carried out its first liability management transaction in the international market. CFE purchased U.S.$1.2 billion principal amount of its outstanding notes of six series with maturities ranging from 2024 to 2051 pursuant to an offer to purchase dated May 19, 2022. The transaction allowed CFE to reduce its short-term refinancing risk, achieve savings and reduce its foreign currency denominated debt balance.

On July 1, 2022, CFE entered into participation agreements with TC Energía and NewFortress Energy Corporation, with the goal of strengthening Mexico’s energy security and improving Mexico’s commercial relationship with the North American private energy sector. The agreement with TC Energía will improve and expand infrastructure for the transportation of natural gas to central and southeast Mexico. The agreement with NewFortress Energy will allow CFE to partner in natural gas liquefaction projects and use infrastructure to export natural gas to international markets for a period of 12 months.

Tourism

On June 12, 2022, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) reported that foreign exchange income arising from international tourism was U.S.$8.7 billion during the first quarter of 2022, a 123.8% and 3.7% increase with respect to the same periods in 2021 and 2019, respectively.

Transportation and Communications

Railways

On June 6, 2022, the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation) and the government of Mexico City entered into an amendment to their coordination agreement that reallocated funds toward a section of the Tren Interurbano de Pasajeros Toluca-Valle de Mexico (Interurban Train) which amendment increased the amount of funds reallocated by Ps. 350 million, from Ps. 950 million to Ps. 1.3 billion.

On July 19, 2022, the Government published a resolution granting the Fondo Nacional de Infraestructura (National Infrastructure Fund) a concession to operate and provide rail transport passenger services on the Mexico-Toluca interurban train railway.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Savings” in the 2021 Form 18-K.

Table No. 4 – Money Supply

	At June 30,
	2021		2022(1)
M1:	(in millions of nominal pesos)
Bills and coins	Ps.	1,967,009	Ps.	2,257,606
Checking deposits
In domestic currency		1,967,033		2,148,800
In foreign currency		602,870		704,821
Interest-bearing peso deposits		1,193,793		1,314,596
Savings and loan deposits		27,984		29,606

Total M1	Ps.	5,758,689	Ps. $	6,455,429

M4	Ps.	14,530,756	Ps. $	15,475,461

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the first half of 2022 was 8.0%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.6 percentage points higher than the 7.4% consumer inflation for 2021 and 4.8 percentage points higher than the 3.2% consumer inflation for 2020. Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 7.5% for the first half of 2022, higher than core inflation of 5.9% for 2021.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 5 – Rates of Change in Price Indices

	National Consumer Price Index(1)	National Producer Price Index(1)(2)(3)	Increase in Minimum Wage(4)
2019	2.8	0.8	100.0;(5) 16.2	(6)
2020	3.2	4.1	4.8;(5) 20.0	(6)
2021	7.4	9.3	15.0;(5) 15.0	(6)
2022:
January	7.1	8.8	22.0;(5) 22.0	(6)
February	7.3	8.7	—
March	7.5	8.6	—
April	7.7	9.0	—
May	7.7	8.9	—
June	8.0	8.9	—

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(3)	Preliminary figures for 2021 and 2022.
(4)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(5)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(6)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 6 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January-June	6.3	6.3	5.3	6.7	6.6
July-December	4.4	4.4	3.7	4.7	4.7
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January	5.5	6.0	3.8	5.7	5.9
February	5.9	6.2	4.0	6.0	6.2
March	6.3	6.7	4.1	6.3	6.6
April	6.6	7.2	4.4	6.7	7.0
May	6.9	7.5	4.6	7.0	7.4
June	7.3	8.0	4.9	7.4	7.8
July	7.8	8.5	5.2	8.0	8.4

Source: Banco de México.

During the first six months of 2022, interest rates on 28-day Cetes averaged 6.4%, as compared to 4.1% during the same period of 2021. Interest rates on 91-day Cetes averaged 7.0%, as compared to 4.1% during the same period of 2021.

On August 4, 2022, the 28-day Cetes rate was 8.0% and the 91-day Cetes rate was 8.7%.

On June 23, 2022, Banco de México held its fourth monetary policy meeting of 2022 and increased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 75 basis points, raising the rate from 7.00% to 7.75% in response to higher inflationary pressures and in line with the actions taken by major central banks.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 7 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2019	18.8642	19.2573
2020	19.9087	21.4936
2021	20.4672	20.2787
2022:
January	20.4672	20.4978
February	20.4257	20.4495
March	19.9112	20.5562
April	20.3728	20.1088
May	19.6940	20.0305
June	20.1335	20.0237
July	20.3485	20.5467

Source: Banco de México.

On August 5, 2022, the peso/U.S. dollar exchange rate closed at Ps. 20.4010 = U.S.$1.00, a 0.3% appreciation in dollar terms as compared to the rate on December 31, 2021. The peso/U.S. dollar buying exchange rate published by Banco de México on August 4, 2022 (which took effect on the second business day thereafter) was Ps. 20.3358 = U.S.$1.00.

Banking System

At the end of June 2022, the total assets of the banking sector were Ps. 12,200 billion, which represented a real annual increase of 2.7% as compared to the end of June 2021. At the end of June 2022, the current loan portfolio of the banking sector had a balance of Ps. 5,891 billion, a real annual increase of 5.0% as compared to the end of June 2021. Finally the banking sector’s net result was Ps. 111 billion at the end of June 2022, 31.8% higher in real terms as compared to the end of June 2021.

Banking Supervision and Support

At the end of May 2022, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 18.8%, as compared to 18.2% at the end of June 2021 and 19.5% at the end of December 2021. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2021 Form 18-K.

At the end of May 2022, all multiple banking institutions fell under the first “early warning” category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Volares (CNBV) were required as of that date.

Securities Markets

On August 5, 2022, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 46,723 points, representing a 12.3% decrease from the level at December 31, 2021.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Table No. 8 – Exports and Imports

	First six months
	2021(1)		2022(1)
	(in millions of dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	12,879.1	U.S.$	20,599.0
Crude oil		10,901.2		16,830.0
Other		1,978.0		3,769.0
Non-oil products		223,489.6		260,172.3
Agricultural		10,809.1		11,671.1
Mining		4,726.5		4,575.4
Manufactured goods(2)		207,954.0		243,925.8

Total merchandise exports		236,368.7		280,771.3

Merchandise imports (f.o.b.)
Consumer goods		27,773.4		38,683.6
Intermediate goods(2)		188,339.0		232,517.9
Capital goods		18,886.8		22,513.8

Total merchandise imports		234,999.1		293,715.4

Trade balance	U.S.$	1,369.6	U.S.$	(12,944.1)

Average price of Mexican oil mix(3)	U.S.$	56.6	U.S.$	88.8

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Foreign Trade Relations and Agreements

From July 11 to 15, 2022, Mexico and the United Kingdom held the first round of negotiations concerning the countries’ Free Trade Agreement.

On July 20, 2022, the United States and Canada each requested dispute settlement consultations with Mexico under the United States-Mexico-Canada Agreement (USMCA) in relation to Mexico’s energy policies, arguing that certain actions taken by Mexico were inconsistent with its commitments under the USMCA. Mexico intends to argue that it has not breached its commitments under the USMCA and expects to reach a mutually satisfactory solution during the consultation phase.

Balance of Payments and International Reserves

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 9 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S dollars)
2019(4)	180.7	184.2
2020(4)	195.7	199.1
2021(4)	202.4	207.7
2022(4):
January	201.6	209.6
February	201.4	209.5
March	200.5	208.0
April	199.2	207.1
May	199.6	205.6
June	198.5	203.6
July	199.5	203.5

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The Budget

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 10 – Selected Budgetary Expenditures; 2022 Expenditure Budget

(In Billions of Pesos)

	Actual
	2021(1)		First six months of 2021(1)		First six months of 2022(1)		2022 Budget(2)
Health	Ps.	173.2	Ps.	66.5	Ps.	67.0	Ps.	193.9
Education		369.7		180.1		159.0		364.6
Housing and community development		18.8		11.1		9.3		16.6
Government debt service		524.7		267.7		313.8		580.6
CFE and PEMEX debt service		161.9		85.8		73.5		172.1
PEMEX debt service		142.1		76.6		66.2		142.6
CFE debt service		19.9		9.2		7.2		29.6

(1)	Preliminary figures.
(2)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the first six months of 2021 and 2022 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2022 Budget.

Table No. 11 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First six months of 2021(2)	First six months of 2022(2)	2022 Budget(3)
Budgetary revenues	2,931.3	3,305.1	6,172.6
Federal Government	2,261.4	2,493.6	4,555.5
Taxes	1,856.2	2,052.1	3,944.5
Income tax	1,006.9	1,259.3	2,073.4
Value-added tax	559.1	621.5	1,213.8
Excise taxes	221.3	74.9	505.2
Import duties	32.6	43.6	72.9
Tax on the exploration and exploitation of hydrocarbons	3.4	3.6	7.5
Export duties	0.0	0.0	—
Luxury goods and services	n.a.	n.a.	n.a.
Other	32.92	49.0	71.7
Non-tax revenue	405.12	441.5	610.9
Fees and tolls	56.14	73.6	47.2
Transfers from the Mexican Petroleum Fund for Stabilization and Development	161.20	236.0	370.9
Fines and surcharges	184.20	127.5	184.9
Other	14.85	16.0	7.9
Public enterprises and agencies	669.92	811.5	1,617.2
PEMEX	266.04	355.8	716.1
Others	403.88	455.7	901.1

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2022 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2022. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2022 economic results.

Source: Ministry of Finance and Public Credit.

Health and Labor, Education and Other Social Welfare Expenditures

During the first four months of 2022, over eight million students received approximately Ps. 30 billion of financial aid through the Programa Nacional de Becas para el Bienestar Benito Juárez (Benito Juárez National Welfare Scholarship Program).

PUBLIC DEBT

Internal Debt

Internal Government Debt

As of August 5, 2022, no debt issued by states and municipalities has been guaranteed by the Government.

External Debt

External Public Sector Debt

According to preliminary figures, as of June 30, 2022, outstanding gross external public sector debt totaled U.S.$220.0 billion, an approximate U.S.$1.6 billion decrease from the U.S.$221.6 billion outstanding on December 31, 2021. Of this amount, U.S.$211.5 billion represented long-term debt and U.S.$8.5 billion represented short-term debt. Net external indebtedness decreased by U.S.$2.7 billion during the first six months of 2022.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type and a breakdown of such debt by currency at the dates indicated.

Table No. 12 – Summary of External Public Sector Debt by Type(1)(2)

	At June 30, 2021(3)		At June 30, 2022(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	114,477.9	U.S.$	115,176.6
Long-Term Debt of Budget Controlled Agencies		96,784.7		89,427.2
Other Long-Term Public Debt(4)		7,868.7		6,942.9

Total Long-Term Debt	U.S.$	219,131.3	U.S.$	211,546.7

Total Short-Term Debt		7,686.7		8,452.0

Total Long- and Short-Term Debt	U.S.$	226,818.0	U.S.$	219,998.7

Table No. 13 – Summary of External Public Sector Debt by Currency(1)

	At June 30, 2021(3)			At June 30, 2022(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	171,696.9	75.7%	U.S.$	170,497.3	77.5%
Japanese Yen		7,142.2	3.1		7,408.8	3.4
Swiss Francs		2,597.1	1.1		2,351.5	1.1
Pounds Sterling		3,145.1	1.4		2,340.2	1.1
Euros		39,747.9	17.5		33,956.7	15.4
Others		2,489.0	1.1		3,444.0	1.6

Total	U.S.$	226,818.2	100.0%	U.S.$	219,998.5	100.0%

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt and net Government debt at the dates indicated.

Table No. 14 – Gross External Debt of the Government by Currency

	At June 30, 2021			At June 30, 2022
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	80,348.0	70.2%	U.S.$	80,366.6	69.8%
Japanese Yen		5,592.5	4.9		6,216.5	5.4
Swiss Francs		2,040.0	1.8		1,970.2	1.7
Pounds Sterling		2,039.9	1.8		1,793.6	1.6
Euros		24,148.9	21.1		23,084.3	20.0
Others		308.3	0.3		1,746.0	1.5

Total	U.S.$	114,477.6	100.0%	U.S.$	115,177.2	100.0%

Table No. 15 – Net Debt of the Government

	At June 30, 2021	At June 30, 2022
Internal Debt	77.3%	79.0%
External Debt(1)	22.7%	21.0%

Note: Numbers may not total due to rounding.

(1)	The calculation of external debt is discussed in footnote 3 to Table No. 75 in “Public Debt—External Public Debt—External Public Sector Debt” in the 2021 Form 18-K.
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of August 8, 2022, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the notes
BBVA Securities Inc.	U.S.$	550,894,000
Goldman Sachs & Co. LLC	U.S.$	550,894,000
J.P. Morgan Securities LLC	U.S.$	550,894,000
Natixis Securities Americas LLC	U.S.$	550,894,000

Total	U.S.$	2,203,576,000

BBVA Securities Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Natixis Securities Americas LLC are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer the notes to the public at the respective public offering price set forth for the notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering price and other selling terms. The underwriters may offer and sell the notes through certain of their respective affiliates. Some of the notes will be offered and sold in transactions that are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S thereunder, and this prospectus supplement may be used in connection with such offers and sales.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders, in whole or in part.

The underwriters or, as applicable, their respective affiliates are acting as joint dealer managers and Goldman Sachs & Co. LLC is acting as the billing and delivering bank (the “B&D Bank”) for Mexico’s Switch Tender Offer on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2022. Pursuant to the terms of the Offer to Purchase, purchasers of the notes offered hereby who tender outstanding notes in the Switch Tender Offer may benefit from preferential acceptance of their tenders, subject to certain conditions.

It is anticipated that Goldman Sachs & Co. LLC, as the B&D Bank for the Switch Tender Offer, will purchase the tendered notes pursuant to the Offer to Purchase on August 15, 2022, four business days prior to settlement of the notes. On the settlement date of the notes, the B&D Bank will be entitled to offset a portion of the net proceeds of this offering against the full amount due to the B&D Bank by Mexico for the tendered notes purchased by the B&D Bank for delivery to Mexico, and the B&D Bank will pay the balance of the net proceeds of the notes to Mexico.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, the underwriters and their affiliates may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters or their affiliates may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters or their affiliates repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters or their affiliates are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the underwriters, or any person acting on behalf of the underwriters, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated March 1, 2022 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to fund our purchase of certain outstanding notes of Mexico from time to time. An affiliate of Goldman Sachs & Co. LLC may be a holder of certain of the outstanding notes of Mexico as set forth in the Offer to Purchase and may receive 5% or more of the proceeds from this offering. Because of the manner in which the net proceeds are being used, this offering will be conducted in accordance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

It is expected that delivery of the notes will be made against payment therefor on the ninth day following the date hereof (such settlement cycle being referred to herein as “T+9”). Trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next six business days will be required, by virtue of the fact that the notes initially will settle in T+9, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next six succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S.$2,158,168,799, after the deduction of the underwriting discounts and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S.$300,000.

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The notes will not be sold or offered in any place without compliance with the applicable laws and regulations of that place. There will not be any distribution or publication of any document or information relating to the notes in any place without compliance with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Belgium, Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Luxembourg, Mexico, the Netherlands, Peru, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See below and “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

Belgium

In Belgium, this offer is not directly or indirectly, being made to, or for the account of, any person other than to qualified investors (gekwalificeerde beleggers/investisseurs qualifiés) within the meaning of Article 2, e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC. (Règlement (UE) 2017/1129 du 14 juin 2017 du Parlement européen et du Conseil concernant le prospectus à publier en cas d’offre au public de valeurs mobilières ou en vue de l’admission de valeurs mobilières à la négociation sur un marché réglementé, et abrogeant la directive 2003/71/CE/Verordening (EU) 2017/1129 van het Europees Parlement en de Raad van 14 juni 2017 betreffende het prospectus dat moet worden gepubliceerd wanneer effecten aan het publiek worden aangeboden of tot de handel op een gereglementeerde markt worden toegelaten en tot intrekking van Richtlijn 2003/71/EG) (“The Regulation”), as amended or replaced from time to time, and that do not qualify as consumers (consumenten/consommateurs) within the meaning of Article I.1, 2° of the Belgian Code of Economic Law of February 28, 2013 (Qualified Belgian Investors). As a result, and further to Article 1, 4, a of The Regulation this offer does not constitute a public offer pursuant to Article 3, 1 of The Regulation, as amended or replaced from time to time. Consequently, the offer has not been and will not be notified to, and the offer memorandum and any other offering material relating to the offer has not been, and will not be, submitted to nor approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers) pursuant to the Belgian laws and regulations applicable to the public offering of securities. The offer as well as any other materials relating to the offer may not be advertised, and this memorandum or any other information circular, brochure or similar document may not be distributed, directly or indirectly, to any person in Belgium other than Qualified Belgian Investors, acting on their own account, and may not be used in connection with any offering in Belgium except as may otherwise be permitted by law.

Canada

The debt securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the debt securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.4 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Financial Market Commission of Chile (Comisión para el Mercado Financiero, or “CMF”) (“Rule 336”), the notes may be privately offered to certain qualified investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, and rule 410 dated July 27, 2016, both of the CMF).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: (August 8, 2022). The offer of the notes is subject to Rule 336;

2.

The subject matter of this offer are securities not registered in the securities registry (Registro de Valores) of the CMF, nor in the foreign securities registry (Registro de Valores Extranjeros) of the CMF; hence, the notes are not subject to the oversight of the CMF;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered in the relevant securities registry of the CMF.

Colombia

The debt securities may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. This document does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

Prohibition of Sales to European Economic Area Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto to any retail investor in the EEA. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(b)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

France

The debt securities may not be offered or sold or caused to be offered or sold, directly or indirectly, to the public in France and neither this prospectus and the related prospectus supplement, which have not been submitted to the clearance procedure of the French Autorité des Marchés Financiers (“AMF”), nor to a competent authority of another Member State of the European Economic Area that would have notified its approval to the AMF in accordance with the passport procedure provided under Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 (the “Prospectus Regulation”) EU Prospectus Directive 2003/71/EC as implemented in France and in the relevant Member State, nor any other offering material or information contained therein relating to the debt securities may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the debt securities to the public in France.

Any such offers, sales and distributions may be made in France only to (i) qualified investors (investisseurs qualifiés) acting for their own account, and/or to (ii) investment services providers authorized to engage in portfolio management services on behalf of third parties and/or to (iii) fewer than 150 natural or legal persons (other than qualified investors) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in, and in accordance with, Articles L.411-2, II, D.411-1, and D.411-4, D.744-l, D.754-l and D.764-1 of the French Code monétaire et financier.

In the event that the debt securities purchased or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

Germany

This document does not constitute a prospectus compliant with the Regulation (EU) 2017/1129 of the European Parliament and the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “Prospectus Regulation”) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”). No prospectus (Prospekt) within the meaning of the Prospectus Regulation and the German Securities Prospectus Act (Wertpapierprospektgesetz) or any other applicable laws in Germany has been or will be published in Germany, nor has this document been filed with, approved by or notified to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication in Germany.

This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Winding Up and Miscellaneous Provisions Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of C(WUMP)O, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong. Each intermediary or purchaser of the notes is advised to exercise caution in relation to any offer of the notes and, if in any doubt about any of the contents of this prospectus supplement, should obtain independent professional advice.

The notes are not the equivalent to time deposits and are not protected deposits under the Deposit Protection Scheme in Hong Kong.

Italy

The offering of the notes has not been registered pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor may copies of the prospectus, the prospectus supplement nor any other document relating to any notes be distributed in the Republic of Italy, except, in accordance with all Italian securities, tax and exchange control and other applicable laws and regulations.

The offering of the notes is being carried out in the Republic of Italy as an exempted offer pursuant to article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

The notes will not be offered, sold or delivered nor any copies of the prospectus, the prospectus supplement and/or any other document relating to the notes will be distributed in the Republic of Italy except in circumstances which are exempted from the rules on public offerings, as provided under Regulation (EU) 2017/1129, the Legislative Decree No. 58 of 24 February 1998 (the “Consolidated Financial Act”) and the Commissione Nazionale per le Società e la Borsa (“CONSOB”) Regulation No. 11971 of 14 May 1999 (the “Issuer Regulation”).

Any offer, sale or delivery of the notes or distribution of copies of the prospectus, the prospectus supplement or any other document relating to the notes in the Republic of Italy must be:

(a)

made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, Regulation No. 20307, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”) (in each case, as amended) and any other applicable laws or regulation;

(b)	in compliance with Article 129 of the Banking Act, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(c)	in compliance with any other applicable laws and regulations or requirement imposed by CONSOB or the Bank of Italy or other competent authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the notes or the relevant offering.

Japan

The debt securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each underwriter and agent will represent and agree that it will not offer or sell any debt securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Luxembourg

The notes may not be offered to the public in Luxembourg, except in the following circumstances:

a.

in the period beginning on the date of publication of a prospectus in relation to those notes which have been approved by the Commission de surveillance du secteur financier (CSSF) in Luxembourg or, where appropriate, approved in another relevant European Union Member State and notified to ESMA and the CSSF, all in accordance with Regulation (EU) 2017/1129 of the European Parliament and of the Council on prospectuses to be published when securities are offered to the public or admitted to trading on a regulated market (the “Prospectus Regulation”) and ending on the date which is 12 months after the date of such publication (hereafter a “Public offer”);

b.

at any time to qualified investors, which, pursuant to the Prospectus Regulation, means persons or entities that are listed in points (1) to (4) of Section I of Annex II to Directive 2014/65/EU, and persons or entities who are, on request, treated as professional clients in accordance with Section II of that Annex, or recognised as eligible counterparties in accordance with Article 30 of Directive 2014/65/EU unless they have entered into an agreement to be treated as non-professional clients in accordance with the fourth paragraph of Section I of that Annex. For the purposes of applying the first sentence of this point, investment firms and credit institutions shall, upon request from the issuer, communicate the classification of their clients to the issuer subject to compliance with the relevant laws on data protection;

c.	an offer of securities addressed to fewer than 150 natural or legal persons per Member State, other than qualified investors; and/or

d.	at any time in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 1 (4) of the Prospectus Regulation.

The applicability of the selling restrictions provided by Luxembourg law will depend on whether the invitation is to be treated as a public offer or whether it can be made under one of the exemptions of Article 1 (4) of the Prospectus Regulation (a “private placement”).

For the purposes of this provision, the expression an offer of notes to the public in relation to any notes in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase the notes, as defined in the Prospectus Regulation or any variation thereof or amendment thereto.

Mexico

The notes have not been and will not be registered with the Mexican National Securities Registry maintained by the CNBV, and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to investors that qualify as institutional and accredited investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content. The acquisition of the debt securities by an investor who is a resident of Mexico will be made under such investor’s own responsibility.

Netherlands

In addition and without prejudice to the EEA selling restrictions above, zero coupon debt securities in bearer form on which interest does not become due and payable during their term but only at maturity and other debt securities in bearer form that qualify as savings certificates (spaarbewijzen) within the meaning of the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) may be transferred or accepted only through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. and with due observance of the Dutch Savings Certificates Act and its implementing regulations (including the registration requirements), provided that no such mediation is required in respect of (i) the initial issue of such debt securities to the first holders thereof, (ii) any transfer and delivery by natural persons who do not act in the conduct of a profession or trade and (iii) the issue and trading of such debt securities, if such debt securities are physically issued outside the Netherlands and not distributed in the Netherlands in the course of primary trading or immediately thereafter; in addition (i) certain identification requirements in relation to the issue and transfer of, and payment on, such debt securities have to be complied with, (ii) any reference in publications concerning such debt securities to the words “to bearer” is prohibited, (iii) so long as such debt securities are not listed at the regulated market operated by Euronext Amsterdam N.V., each transaction involving a transfer of such debt securities must be recorded in a transaction note, containing, at least, the name and address of the counterparty to the transaction, the nature of the transaction and a description of the amount, registration number(s) and type of the debt securities concerned and (iv) the requirement described under (iii) must be printed on such debt securities.

Peru

The debt securities and the information contained in this prospectus and any accompanying prospectus supplement have not been and will not be registered with or approved by the SMV,SBS, as defined under Peruvian law, or the Lima Stock Exchange. Accordingly, the debt securities cannot be offered or sold in Peru, except if such offering is a private offering under the securities laws and regulations of Peru. The Peruvian Securities Market Law establishes that any offering may qualify as a private offering if it is directed exclusively to institutional investors.

Singapore

This prospectus supplement and the accompanying prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

1.

to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

2.	where no consideration is or will be given for the transfer;

3.	where the transfer is by operation of law;

4.	pursuant to Section 276(7) of the SFA; or

5.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018 of Singapore.

Pursuant to Section 309B of the SFA, you are hereby notified that we have determined the classification of the securities to be “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 S380/2018) and “Excluded Investment Product” (as defined in the MAS Notice on the Sale of Investment Products (Notice No. SFA 04-N12)).

Spain

The debt securities may not be offered, sold or distributed, nor may any subsequent resale of the debt securities be carried out in Spain except in circumstances which do not require the registration of a prospectus in Spain or without complying with all legal and regulatory requirements under the Securities Markets Act approved by Royal Legislative Decree 4/2015, dated October 23, 2015 (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), and supplemental rules enacted thereunder.

Switzerland

The offer of the debt securities is made in Switzerland on the basis of a private placement, not as a public offering. The debt securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the debt securities constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the offer of the debt securities may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Each underwriter has, severally and not jointly, represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes which are the subject of the offering contemplated by this prospectus supplement in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the UK.

Prohibition of Sales to UK Retail Investors

Each underwriter has represented and agreed with Mexico, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto to any retail investor in the UK. For the purposes of this provision, the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(b)

a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR.

Uruguay

The sale of any series of debt securities issued hereby qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any debt securities to the public in Uruguay, except in circumstances that do not constitute a public offering or distribution under Uruguayan laws and regulations. The sale of any series of debt securities hereunder is not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México, México, 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

1 Columbus Circle, 17th Floor

New York, New York 10019

LUXEMBOURG LISTING AGENT

Banque Internationale à Luxembourg S.A.

69 route d’Esch

L - 2953 Luxembourg

Grand Duchy of Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Deputy Federal Fiscal Attorney for Financial Affairs Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México, México, 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller y Nicolau, S.C. Av. Pedregal No. 24 Piso 10 Col. Molino del Rey, Ciudad de México, México, 11040